
SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2007
WASH, D.C.
202
SECTION

SECI  MMISSION

07002031

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SEC FILE NUMBER
8 - 48891

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shepherd Trading Limited

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o SEI Investments Styne House Upper Hatch Street
(No. and Street)

Dublin 2 Ireland
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Lucas (414) 294- 7000
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road Roseland New Jersey 7068
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 0 9 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Joseph Lucas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shepherd Trading Limited, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

State of Wisconsin)
County of Milwaukee)

Notary Public

My commission expires February 14, 2010.


AMY BRETZ
NOTARY
PUBLIC
STATE OF WISCONSIN

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHEPHERD TRADING LIMITED
(In Liquidation)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2006

SHEPHERD TRADING LIMITED
(In Liquidation)

CONTENTS

Independent Auditors' Report 1

Financial Statements

Statement of Financial Condition 2

Notes to Financial Statements 3-5

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors
of Shepherd Trading Limited (In Liquidation)

We have audited the accompanying statement of financial condition of Shepherd Trading Limited (In Liquidation) (the "Company"), as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectivess of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Shepherd Trading Limited (In Liquidation) as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 9, 2007

Affiliated Offices Worldwide AGN

SHEPHERD TRADING LIMITED
(In Liquidation)

STATEMENT OF FINANCIAL CONDITION
(Expressed in United States Dollars)

December 31, 2006

ASSETS	$ -
LIABILITIES AND STOCKHOLDER'S EQUITY	$ -

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Shepherd Trading Limited (In Liquidation) (the "Company") is incorporated under the laws of the British Virgin Islands. The Company is a broker-dealer registered with the Securities and Exchange Commission of the United States of America and is a member of the National Association of Securities Dealers, Inc. The Company's principal operations consist of trading and investing in securities for its own account. On December 31, 2006 the Company filed Form BDW to request withdrawal from broker-dealer registration

Basis of Presentation

These financial statements are expressed in United States Dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America.

Valuation of Investments in Securities and Securities Sold Short

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. Investments not so listed are valued at the mean between the last reported "bid" and "asked" prices. Convertible securities are valued at their conversion value, if such value more accurately represents the price obtainable for the security. If the securities constitute a block which, in the judgment of management, could not be liquidated in a reasonable time without depressing or inflating the market, such block may be valued by management provided that such value does not exceed, for a long position, or fall below, for a short position, the quoted market price of such security.

Financial Instruments

In the normal course of business, the Company utilizes derivative financial instruments in connection with its proprietary trading activities. The Company records its derivative activities at market or fair value. Gains and losses from derivative financial instruments are included in net gain (loss) on investments in the statement of operations.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the period end exchange rates. Purchases and sales of investments, income, and expenses that are denominated in foreign currencies are translated into U.S. dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in net realized gain (loss) on investments in the statement of operations.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Where applicable, discounts and premiums on securities purchased are amortized over the lives of the respective securities.

1. Nature of operations and summary of significant accounting policies (continued)

Income Taxes

Under the laws of the British Virgin Islands, the Company is not subject to income taxes. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Plan of liquidation

During the year, management formalized a plan to terminate the Company's operations. All costs associated with the Company's liquidation have been recognized.

3. Related party transactions

The Company has an agreement with its sole stockholder, Shepherd Investments International, Ltd. ("Shepherd"), to pay a performance fee equal to 20% of the Company's net income.

The Company pays a management fee to Shepherd. The management fee is computed based on the Company's net asset value at the end of each month, which is divided into two separate net asset values for purposes of calculating the management fee, as determined by the Company's applicable percentage of Shepherd's underlying investors' aggregate capital accounts, as detailed below:

1) 1¼% per annum of the Company's applicable percentage of Shepherd's underlying investors' aggregate capital accounts who participate in Special Investments.

2) 2% per annum of the Company's applicable percentage of Shepherd's underlying investors' aggregate capital accounts who do not participate in Special Investments.

The fee is calculated monthly and paid quarterly. Management fees for the year ended December 31, 2006 were used primarily to cover payroll costs incurred by the Company.

During the year the Company transferred securities with a cost of approximately $66,800,000 and a market value of approximately $85,500,000 to affiliated entities.

4. Net capital requirements

The Company is a member of the National Association of Securities Dealers, Inc. and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Effective December 31, 2006, the Company withdrew its registration.

5. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provision under sub paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

END